Exhibit 12.1

JACK COOPER  HOLDINGS CORP.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Years Ended December 31,
(in thousands)	2015	2014	2013	2012	2011
Earnings:
Loss before income taxes	$(68,887)	$(61,515)	$(53,273)	$(5,491)	$(26,242)
Less:
Net loss (income)attributable to noncontrolling interests	—	—	—	417	(44)
Add:
Fixed charges	51,639	47,228	63,287	30,400	26,233
Total Earnings:	$(17,248)	$(14,287)	$10,014	$25,326	$(53)
Fixed Charges:
Interest Expense	46,984	41,499	59,631	26,762	23,303
Approximation of interest in rental expense	4,655	5,729	3,656	3,638	2,930
Total Fixed Charges:	$51,639	$47,228	$63,287	$30,400	$26,233
Ratio of Earnings to Fixed Charges (a)	N/A	N/A	0.16	0.83	N/A

We computed the ratio of earnings to fixed charges by dividing earnings by the sum of our fixed charges. For purposes of computing this ratio, “earnings” calculated in accordance with Item 503(d) of Regulation S-K consisted of (i) net loss before income taxes less (ii) net loss (income) attributable to non-controlling interest plus (iii) fixed charges. “Fixed charges” calculated in accordance with Item 503(d) of regulation S-K consisted of interest on all indebtedness, amortization of debt expense, plus an approximation of interest in rental expense. For purposes of this calculation, management estimates approximately one-third of rent expense consists of interest expense.

(a)       Earnings were insufficient to cover fixed charges by $68.9 million, $61.5 million and $26.3 million for the years ended December 31, 2015, 2014 and 2011 respectively.